UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 28, 2014

OR

___	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________to________

Commission file number 0-14749

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Rocky Mountain Chocolate Factory, Inc. 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Rocky Mountain Chocolate Factory, Inc.

265 Turner Drive

Durango, CO 81303

ROCKY MOUNTAIN CHOCOLATE FACTORY, INC. 401(k) PLAN
FORM 11-K
TABLE OF CONTENTS

Page No.

Report of Independent Registered Public Accounting Firm	3

Financial Statements

Statements of Net Assets Available for Benefits, as of February 28, 2014 and 2013	4

Statement of Changes in Net Assets Available for Benefits, for the year ended February 28, 2014	5

Notes to Financial Statements	6-11

Supplemental Schedules

Schedule H, Part IV, Line 4i; Schedule of Assets (Held At End of Year) – February 28, 2014	12

SIGNATURES	13

Exhibits	14

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Investment Committee

Rocky Mountain Chocolate Factory, Inc. 401(k) Plan

Durango, Colorado

We have audited the accompanying statements of net assets available for benefits of Rocky Mountain Chocolate Factory, Inc. 401(k) Plan (the “Plan”) as of February 28, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended February 28, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of February 28, 2014 and 2013, and the changes in net assets available for benefits for the year ended February 28, 2014, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ EKS&H LLLP

EKS&H LLLP

August 25, 2014

Denver, Colorado

ROCKY MOUNTAIN CHOCOLATE FACTORY, INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	February 28,	February 28,
	2014	2013
Assets
Investments, at fair value
Investments in common/collective trusts	$1,296,683	$1,233,657
Mutual funds	2,707,048	2,172,554
Common stock	1,871,018	1,878,383

Total investments	5,874,749	5,284,594

Receivables
Employer contributions	59,674	49,899
Participant loans	109,505	72,050
Dividend receivable	15,577	-

Total assets	6,059,505	5,406,543

Liabilities
Excess contributions	9,448	22,057

Net assets reflecting all investments at fair value	6,050,057	5,384,486

Adjustment from fair value to contract value for interest in the Wells Fargo Stable Return Fund relating to fully benefit-responsive investment contracts	(9,369)	(35,205)

Net assets available for benefits	$6,040,688	$5,349,281

The accompanying notes are an integral part of these statements.

ROCKY MOUNTAIN CHOCOLATE FACTORY, INC. 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended February 28, 2014

Investment income
Interest and dividends	$108,743
Net appreciation in fair value of investments	431,652

Total investment income	540,395

Contributions
Employer	59,675
Participants	316,281

Total contributions	375,956

Deductions from net assets:
Benefits paid to participants	223,564
Administrative expenses	1,380

Total deductions	224,944

Net increase	691,407

Net assets available for benefits
Beginning of year	5,349,281

End of year	$6,040,688

The accompanying notes are an integral part of these statements.

ROCKY MOUNTAIN CHOCOLATE FACTORY, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF PLAN

General

Rocky Mountain Chocolate Factory, Inc. 401(k) Plan (the “Plan”) became effective June 1, 1994. The following description provides only general information and participants should refer to the Plan document for more complete information.

The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan covers all eligible employees of Rocky Mountain Chocolate Factory, Inc. and subsidiary (the “Company”).

The Board of Directors of the Company administers the Plan. Wells Fargo Retirement Plan Services, Inc. ("Trustee") serves as trustee, manages Plan assets, and maintains the Plan's records. The Plan offers participants a variety of investment options, including mutual funds, common/collective trusts and Company stock. Individual accounts are invested in the various investment options at the direction of the participants.

Eligibility

An employee becomes eligible to participate in the Plan as of March 1, June 1, September 1, or December 1 subsequent to the employee completing 1,000 hours of service during a twelve consecutive month period beginning on the date of hire and having attained age 21.

Contributions

Participants may elect to contribute a portion of compensation up to the Plan limits. A participant’s contribution made by salary deferral, which results in a reduction of taxable income to the participant, was limited by the IRS to $17,500 for the year ended February 28, 2014 in accordance with the Internal Revenue Code. If an eligible participant is 50 years of age or older, they may contribute up to $23,000. Participants may also add rollover contributions from other qualified plans.

During the plan year ended February 28, 2014 and 2013 a total of $9,448 and $22,057 in employee contributions, in excess of amounts allowed by IRS nondiscrimination rules were made to the Plan by Plan participants. Excess contributions are returned to participants subsequent to year end.

The Plan provides for Company matching contributions equal to 25% of the participant contributions up to 6% of each employee’s annual compensation for those employees employed as of the last day of the plan year. The Company made matching contributions of $59,674 for the year ended February 28, 2014. Also, the Company may make discretionary contributions to the Plan. During the year ended February 28, , the Company did not make a discretionary contribution to the Plan. The Company makes its matching and discretionary contributions in a lump sum payment subsequent to the fiscal year end. These contributions are allocated directly to participants’ accounts.

Participants' Accounts

Each participant's account is credited or charged with the participant's contribution and an allocation of the Company's contribution, forfeitures, Plan expenses and Plan earnings or losses thereon. Allocations are based upon Plan earnings or losses thereon and account balances, as defined. The benefit to which a participant is entitled is the vested portion of the participant's account.

Vesting

Participants are 100% vested in their salary deferrals at all times and can withdraw their voluntary contributions from the Plan upon termination of employment. A participant becomes 100% vested in employer contributions after three years of continued service or upon the participant’s death, disability or attaining normal retirement age, and becomes 33% vested after year one, 67% vested after year two, and 100% vested after year three.

Forfeitures

Forfeitures of non-vested balances for terminated employees are used to reduce future Company contributions. No forfeitures were used to reduce the Company’s contribution during the year ended February 28, 2014. At February 28, 2014 and 2013, $442 and $415, respectively, were available to reduce future Company contributions.

Payment of Benefits

In the case of death, disability or retirement, a participant’s benefits become payable as soon as administratively feasible. The Plan provides three payment options associated with the distribution of benefits: 1) lump-sum, 2) transfer of benefits to another qualified retirement plan and 3) periodic installments as defined in the Plan agreement. Upon termination for causes other than death, disability or retirement, participants may receive payment of their vested account in a lump sum payment or by rolling over the account. The Plan also allows for payment of benefits for financial hardship. A hardship distribution may be made to satisfy certain immediate and heavy financial needs that a participant may have. Benefit payments are recorded by the Plan when paid.

Administrative Expenses

The Company provides, at no cost to the Plan, certain administrative, accounting and legal services to the Plan and also pays the cost of certain outside services for the Plan. All transaction costs and certain Plan administrative expenses are paid for by the Plan.

Participant Loans

Participants may obtain loans in amounts up to the lesser of 50% of their vested balance or $50,000 for a period not to exceed 5 years unless the proceeds are used to acquire the participant’s principal residence. Loans used to acquire real estate that serves as the participant’s primary residence may, subject to the Administrator’s determination, be repaid over a period longer than five years. The loans are collateralized by the participant accounts. The loans bear interest at a rate determined at the inception of the loan. The interest rate was 5.25% on outstanding loans at February 28, 2014. Loan principal and interest are repaid bi-weekly through payroll deductions and mature between February 2015 and April 2020.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

The financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and in accordance with the Plan agreement. A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows.

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments in mutual funds and common stock are stated at fair value as determined by quoted market prices. Common collective trust funds are stated at fair value as determined by the issuer of the common collective trust funds, based on the fair value of the underlying investments. There were no changes to the valuation techniques used during the period.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is a relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through its common/collective trust. As of February 28, 2014 and 2013 an adjustment of $(9,369) and $(35,205), respectively, was recorded to the investment trust to adjust from fair value to contract value.

As of February 28, 2014 and 2013, the Plan was invested in the Wells Fargo S&P MidCap Index Fund. The Fund seeks to approximate as closely as practicable the total return, before deduction of fees and expenses, of the Standard & Poor’s 400 MidCap Index. The Fund is an index fund that invests in the equity securities of companies that compose the Index. The Fund will pursue its objective through investment in one or more underlying collective investment funds maintained by BlackRock Institutional Trust Company, N.A.

As of February 28, 2014, the Plan was invested in the Wells Fargo Russell 2000 Index Fund. The Fund seeks to approximate as closely as practicable the total return, before deduction of fees and expenses, of the Russell 2000 Index. The Fund is an index fund that invests in the equity securities of companies that compose the Index. The Fund will pursue its objective through investment in one or more underlying collective investment funds maintained by BlackRock Institutional Trust Company, N.A.

As of February 28, 2014 and 2013, the Plan was invested in the Wells Fargo Collective Stable Return Fund ("Stable Return Fund"). The Stable Return Fund is a common/collective trust that is held in the general account of Wells Fargo. The Stable Return Fund invests in fully benefit-responsive guaranteed investment contracts.

The net realized and unrealized investments gain or loss (net appreciation or depreciation in fair value of investments) is reflected in the accompanying Statement of Changes in Net Assets Available for Benefits, and is determined as the difference between fair value or contract value at the beginning of the year (or date purchased if during the year) and selling price (if sold during the year) or the year-end fair value or contract value. Purchases and sales of securities are recorded on a trade-date basis. Interest is recognized on the accrual method and dividends are recorded on the ex-dividend date.

Risk and Uncertainties

The Plan provides for various investments. Investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Additionally, some investments held by the Plan are invested in the securities of foreign companies, which involve special risks and considerations not typically associated with investing in securities of U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than those of securities of comparable U.S. companies.

Concentration

At February 28, 2014 and 2013, approximately 31% and 35% respectively, of Plan assets were invested in Rocky Mountain Chocolate Factory, Inc. common stock. A significant change in the stock price would have a significant effect on the financial statements.

NOTE 3 - PLAN AMENDMENT AND INCOME TAX STATUS

The IRS has issued an opinion letter indicating that the prototype plan document adopted by the Plan, as then designated, qualifies under section 401(a) of the Internal Revenue Code. The Plan has not received a determination letter specific to the Plan itself; however, the Plan administrator believes that the Plan was designed and is being operated in compliance with the applicable requirements of the IRS. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of February 28, 2014 and 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for tax return filings in years prior to 2010.

NOTE 4 - INVESTMENTS

Investments that individually represent 5% or more of the Plan’s net assets available for benefit are denoted with an (*) at February 28:

	2014	2013
Investments in common/collective trust
Wells Fargo Stable Return Fund	$1,218,183 *	$1,215,735 *
Mutual funds
JP Morgan Large Cap Growth Select Fund	600,377 *	421,062 *
Wells Fargo Advantage Index	435,021 *	330,454 *
Common stock
Rocky Mountain Chocolate Factory, Inc.	1,871,018 *	1,878,383 *

During the year ended February 28, 2014, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $431,652 as follows:

2014

Investments in common/collective trusts	$48,005
Mutual funds	442,037
Common stock	(58,390)
431,652

NOTE 5 - RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of the Company and funds managed by the Trustee. As the Company is the sponsoring entity of the Plan, these transactions, as well as all transactions related to the Trustee, and participant loans, qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules. During the year ended February 28, 2014, the Plan’s investments included party-in-interest investments totaling $4,505,560 and consisting of the following:

Shares of the Company	$1,871,018
Investments related to Trustee	2,525,037
Participant loans	109,505
4,505,560

NOTE 6 - TERMINATION OF THE PLAN

While the Company has not expressed any intent to discontinue the Plan, it may, by action of the Board of Directors, terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, the participants become fully vested in their accounts, and the Plan administrator is to distribute each participant’s interest to the participant or their beneficiaries.

NOTE 7 -      FAIR VALUE ACCOUNTING

The Plan applies Accounting Standards Codification 820, Fair Value Measurements and Disclosures (ASC 820) which establishes a framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2:

Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The Plan’s investment assets at fair value, within the fair value hierarchy, as of February 28, 2014 and 2013 are as follows:

Assets Measured at Fair Values as of February 28, 2014

Description	Level 1	Level 2	Level 3	Total

Investments in common/collective trusts	$-	$1,296,683	$-	$1,296,683
Mutual funds
Growth funds	1,144,947	-	-	1,144,947
Value funds	451,608	-	-	451,608
Index funds	435,022	-	-	435,022
Target date funds	397,985	-	-	397,985
International funds	81,536	-	-	81,536
Fixed income	195,950	-	-	195,950
Common stock	1,871,018	-	-	1,871,018

Total	$4,578,066	$1,296,683	$-	$5,874,749

Assets Measured at Fair Values as of February 28, 2013

Description	Level 1	Level 2	Level 3	Total

Investments in common/collective trusts	$-	$1,233,657	$-	$1,233,657
Mutual funds
Growth funds	847,223	-	-	847,223
Value funds	348,286	-	-	348,286
Index funds	330,454	-	-	330,454
Target date funds	344,175	-	-	344,175
International funds	97,156	-	-	97,156
Fixed income	205,260	-	-	205,260
Common stock	1,878,383	-	-	1,878,383

Total	$4,050,937	$1,233,657	$-	$5,284,594

NOTE 8 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of net assets available for benefits as reported in the financial statements to the nest assets reported on the Form 5500 at February 28 follows:

	2014	2013
Net assets available for benefit per the accompanying financial statements:	6,040,688	$5,349,281
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	9,369	35,205
Net assets as reported on Form 5500	$6,050,057	$5,384,486

Year ended February 28, 2014
Investment gain (loss) as reported in the accompanying financial statements	540,395

Changes in adjustment to fair value from contract value for investment relating to fully benefit-responsive investment contracts	(25,836)
Net income as reported on Form 5500	514,559

NOTE 9 – SUBSEQUENT EVENTS

The Company has evaluated all subsequent events through the auditors’ report date, which is the date the financial statements were available for issuance and determined that all subsequent events have been appropriately recognized and disclosed in the accompanying financial statements.

SUPPLEMENTAL SCHEDULE

SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

February 28, 2014

EIN: 84-0910696

Plan No. 001

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value

*	Wells Fargo Stable Return Fund N60	Common/collective trust	$1,218,183
*	Wells Fargo S&P Mid Cap Index Fund	Common/collective trust	58,184
*	Wells Fargo BlackRock RU 2000 Index	Common/collective trust	20,316
*	Wells Fargo Advantage Small Cap Opportunities Fund	Mutual Fund	199,398
*	Wells Fargo Advantage Index Fund	Mutual Fund	435,021
*	Wells Fargo Advantage Total Return Bond	Mutual Fund	195,950
*	Wells Fargo Advantage Dow Jones Target Today Fund	Mutual Fund	33,406
*	Wells Fargo Advantage Dow Jones Target 2010 Fund	Mutual Fund	53,483
*	Wells Fargo Advantage Dow Jones Target 2020 Fund	Mutual Fund	99,786
*	Wells Fargo Advantage Dow Jones Target 2030 Fund	Mutual Fund	56,782
*	Wells Fargo Advantage Dow Jones Target 2040 Fund	Mutual Fund	18,752
*	Wells Fargo Advantage Dow Jones Target 2050 Fund	Mutual Fund	135,776
	American Funds Europacific Growth Fund	Mutual Fund	250,819
	T. Rowe Price Mid Cap Value Fund	Mutual Fund	185,376
	Artisan Mid Cap Fund	Mutual Fund	94,353
	JP Morgan Large Cap Growth Select	Mutual Fund	600,377
	American Beacon Large Cap Value Fund	Mutual Fund	266,233
	T. Rowe Price International Equity Index Fund	Mutual Fund	1,339
	T. Rowe Price Emerging Markets Stock Fund	Mutual Fund	80,197
*	Rocky Mountain Chocolate Factory, Inc.	Common Stock	1,871,018
*	Participant loans	Participant loans – interest at 5.25%, maturing from February 2015 to April 2020, collateralized by participant account balances	109,505

	Total		$5,984,254

*	Column (a) indicates a party-in-interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ROCKY MOUNTAIN CHOCOLATE FACTORY, INC. 401(k) PLAN

BY ROCKY MOUNTAIN CHOCOLATE FACTORY, INC. PLAN ADMINISTRATOR

Date: August 25, 2014	/s/ Bryan J. Merryman
Bryan J. Merryman, Chief Operating Officer, Chief Financial Officer, Treasurer, Director and Plan Administrator

EXHIBIT INDEX

Exhibit Number	Description	Incorporated by Reference to

23.1	Consent of Independent Registered Public Accounting Firm	Filed herewith.